Exhibit 2

VERTICAL AEROSPACE LTD.

Equity Financing Term Sheet

EQUITY OFFERING

Issuer:	Vertical Aerospace Ltd., a Cayman Islands exempted company (the “Company”).

Target Offering Size:	At least $75 million.

Securities Offered:

The Company will issue a certain number of units (the “Units”) at the Offer Price (as defined below), the sale of which, at the Offer Price (together with any investment by the Commitment Party pursuant to the Commitment (as defined below)), will result in aggregate gross proceeds of at least $75 million (the “Equity Offering”).

Each Unit shall consist of (i) one ordinary share, par value $0.0001 per share (such shares, the “Ordinary Shares”), (ii) [●] of one warrant to purchase one Ordinary Share (each, a “Tranche A Warrant”) and (iii) [●] of one warrant to purchase one Ordinary Share (each, a “Tranche B Warrant” and, together with the Tranche A Warrant, the “New Warrants”).

The Company may offer the entire amount of the Equity Offering to potential investors other than the Commitment Party at the Offer Price, on terms to be agreed between the Company, the Placement Agent (as defined below) and the Commitment Party.

Offer Price:	[●] (the “Offer Price”).

Purpose/Use of Proceeds:	The proceeds from the Equity Offering will be used for general corporate purposes and to pay fees and expenses relating to the Equity Offering.

Closing Date:	The date on which the Equity Offering is consummated and the Units are issued (the “Closing Date”).

Warrants

Term:

Tranche A Warrants: The Tranche A Warrants will initially expire on the [●] anniversary of the Closing Date, subject to the Duration Reduction Trigger.

Tranche B Warrants: The Tranche B Warrants will expire on the [●] anniversary of the Closing Date.

Exercisability:	Exercisable at any time for one Ordinary Share each following the Closing Date through the applicable expiration date.

Duration Reduction Trigger:

Tranche A Warrants: If the Company publicly announces (pursuant to a press release or Form 6-K or equivalent) that the Duration Reduction Trigger has occurred, then the Tranche A Warrants (i) shall expire on the date that is 30 calendar days following the date of such disclosure and (ii) may only be exercised for cash as of and following the date of such disclosure.

“Duration Reduction Trigger” means the first date on which (a) the Company has successfully completed [milestone to be mutually agreed with the Company] and (b) the price of the Ordinary Shares is at least $[●].

Tranche B Warrants: none.

Exercise Price:

Tranche A Warrants: [●] (the “Tranche A Initial Exercise Price”), as may be adjusted pursuant to the anti-dilution provisions below (the “Tranche A Exercise Price”).

Tranche B Warrants: [●] (the “Tranche B Initial Exercise Price”), as may be adjusted pursuant to the anti-dilution provisions below (the “Tranche B Exercise Price”)

Payment of Exercise Price:

The issuance of Ordinary Shares pursuant to the exercise of the New Warrants shall be subject to payment in full by the holder of such New Warrant of the Tranche A Exercise Price or the Tranche B Exercise Price, as applicable, by delivery of a certified or official bank check or by wire transfer of immediately available funds in the amount of the aggregate Tranche A Exercise Price or the Tranche B Exercise Price, as applicable, for such Ordinary Shares.

Alternatively, except in the case of any exercise of Tranche A Warrants after the announcement of the occurrence of a Duration Reduction Trigger, each New Warrant may be exercised on a “cashless” basis pursuant to terms to be agreed among the Company, the Placement Agent and the Commitment Party.

Anti-Dilution:

The Tranche A Initial Exercise Price and the Tranche B Initial Exercise Price will be subject to customary anti-dilution provisions for (i) stock splits, (ii) dividends consisting of Ordinary Shares, (iii) other stock subdivisions, combinations or reclassifications, (iv) rights offerings at discount, (v) tender offers or exchange offers at a premium, (vi) dividends or distributions to all holders of Ordinary Shares of capital stock (other than Ordinary Shares), indebtedness, rights or warrants to purchase capital stock (other than Ordinary Shares) or property or cash, (vii) mergers or consolidations and (viii) spin-offs, in each case, including customary exceptions and except any transaction constituting a Change of Control Event (as described below) (such transactions in clauses (i) – (viii), each a “Specified Transaction”).

For the avoidance of doubt, (i) the Tranche A Initial Exercise Price and the Tranche A Exercise Price shall not be adjusted in the event Ordinary Shares are issued as a result of the exercise of the Tranche B Warrants and (ii) the Tranche B Initial Exercise Price and the Tranche B Exercise Price shall not be adjusted in the event Ordinary Shares are issued as a result of the exercise of the Tranche A Warrants.

Other Terms and Conditions:	As are customary for transactions of this nature, including, but not limited to, satisfactory documentation, including a New Warrant Agreement.

Warrant Agent:	[●], or another agent appointed by the Company.

commitment

Commitment Party:	Mudrick Capital Management L.P. or any fund, investor, entity or account that is managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates, other than any such fund, investor, entity or account participating in the Equity Offering in relation to the Third Party Funding Condition (the “Commitment Party”).

Commitment:	Upon the Company’s written confirmation of the satisfaction of the condition that investors other than the Commitment Party have committed gross proceeds towards the Equity Offering of at least $50 million in aggregate (with such condition being subject to waiver by the Commitment Party) (the “Third Party Funding Condition”), the Commitment Party shall agree to purchase from the Company, and the Company shall agree to issue to the Commitment Party, at the Closing Date, the number of Units at the Offer Price, resulting in gross proceeds in an amount of $25 million (the “Commitment”).

Commitment Expiration:	The Commitment will expire if the Closing Date does not occur on or prior to the date that is four months from the date of signing the Commitment Party’s Subscription Agreement.

Closing Date for Commitment Party:	The Company shall deliver to the Commitment Party written notice of its decision to exercise its right to receive the Commitment at least five business days prior to the Closing Date (with 14 days’ soft notice).

GOVERNANCE

Board Representation:

From and after the Closing Date:

•      The Board of Directors of the Company the “Board”) shall consist of a majority of independent directors (as determined by the Nominating and Corporate Governance Committee of the Board and as set forth in the NYSE rules).

•      Subject to bullet 1 above, in the event that the Commitment Party owns at least 10% of the outstanding Ordinary Shares (assuming the Convertible Notes or New Warrants that have not been converted to or exercised for Ordinary Shares are not converted to or exercised for Ordinary Shares), the Commitment Party shall be entitled to nominate for election a proportionate number of directors to serve on the Board (rounded to the nearest whole number), and to nominate directors to fill any vacancies resulting from the departure from the Board of a director so-nominated by the Commitment Party, and the Company and the nominating committee of the Board shall cause such nominees to be put forth for appointments in accordance with the Company’s memorandum and articles of association.

•      Subject to bullet 1 above, in the event that a shareholder other than the Commitment Party owns at least 10% of the outstanding Ordinary Shares, such shareholder shall be entitled to nominate for election one director to serve on the Board, and to nominate a director to fill any vacancy resulting from the departure from the Board of a director so-nominated by such shareholder, and the Company and the nominating committee of the Board shall cause such nominee to be put forth for appointment in accordance with the Company’s memorandum and articles of association.

•      Subject to applicable law and NYSE rules, the Commitment Party’s Board designees shall also be entitled to proportionate representation (with a minimum of one member) on the compensation committee and all other committees of the Board; provided that if applicable law or NYSE rules prevent the Commitment Party’s Board designee(s) from serving on any committee, the Commitment Party shall be entitled to appoint an observer to serve on such committee.

On the Closing Date, the Board shall be constituted as follows: Kathy Cassidy, Stephen Fitzpatrick, Michael Flewitt (Chairman), Gur Kimchi, Ben Story, Stephen Welch, and one member nominated by the Commitment Party.

The Commitment Party’s right to nominate member(s) of the Board shall terminate on the first date on which the Commitment Party beneficially owns less than 10% of the outstanding Ordinary Shares (on a fully converted basis).

Consent Rights:	From and after the Closing Date until the date as of which the Commitment Party beneficially owns less than 35% of the Ordinary Shares (on a fully converted basis), the Company shall be required to obtain the Commitment Party’s consent prior to:

(i) [the Company’s proposing of any amendment to any provision of the Company’s memorandum and articles of association or bylaws (by merger, consolidation, reclassification, amendment or otherwise) that, once adopted, will materially and adversely affect the rights of the Commitment Party in respect of [●];]

(ii) any dividends or distributions on the Ordinary Shares;

(iii) repurchases and redemptions of Ordinary Shares (other than as required by existing employee compensation plans currently in effect); and

(iv) any change to the Board (other than in accordance with the agreements contemplated by this Term Sheet).

(together, the “Consent Rights”)

Pre-Emptive Rights:	From and after the Closing Date, the Company will grant the Commitment Party a customary pre-emptive right to maintain its ownership percentage of the Company for so long as the Commitment Party and its affiliates maintain at least a 20% beneficial ownership position (on a fully diluted basis), with customary exclusions for acquisitions and issuances to employees and directors.

AMENDMENTS TO INDENTURE

Proposed Amendments:	Concurrently with the date of signing of the Commitment Party’s Subscription Agreement, the amendments set forth below to the Indenture dated as of December 16, 2021, between, among others, the Company and U.S. Bank National Association as trustee and collateral agent (the “Indenture”), governing the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”) shall become effective pursuant to a supplemental indenture (the “Supplemental Indenture”). Capitalized terms used in this section of the Term Sheet without definition have the respective meanings ascribed to them in the Indenture.

Interest Rate:	With effect from December 15, 2024, the fixed interest rate shall be amended to [●]% for Cash Interest and [●]% for PIK Interest.

Maturity:	The Maturity Date shall be extended to December 15, 2028.

Redemption:

The definitions of Make-Whole Premium, Redemption Multiplier and Fundamental Change Redemption Multiplier shall be amended to reflect the following redemption profile:

•     Make-whole premium payable upon any redemption before the fourth anniversary of the Issue Date

•     on or after the fourth anniversary of the Issue Date but prior to the fifth anniversary of the Issue Date, [●]%;

•     on or after the fifth anniversary of the Issue Date but prior to the sixth anniversary of the Issue Date, [●]%; and

•     on or after the sixth anniversary of the Issue Date, 100.0%.

Conversion Rate:

The Conversion Rate shall be amended to reflect a fixed Conversion Price that is equal to the Offer Price.

Section 5.05(B)(i) of the Indenture shall not apply to any issuance that would otherwise cause an adjustment pursuant to Section 5.05(A)(vi).

Guarantee/Collateral Enhancements:	Fixed and floating charges shall be granted over all assets of the Company and the Guarantors.

GENERAL

Launch Conditions:

The launch of the Equity Offering by the Company shall be conditional upon:

•      appointment by the Company of a placement agent (the “Placement Agent”), subject to commercially reasonable terms; and

•      the execution by Stephen Fitzpatrick and his affiliates of a transaction support agreement with the Company, on terms that are acceptable to the Placement Agent and the Commitment Party, including a covenant that, so long as the Commitment Party is entitled to the Consent Rights, Mr. Fitzpatrick and his affiliates shall not call for, nor shall he or his affiliates vote in favor of, any proposed amendment to any provision of the Company’s memorandum and articles of association or bylaws (by merger, consolidation, reclassification, amendment or otherwise) unless the Company obtains in advance the consent of the Commitment Party.

Closing Conditions:

Subject to waiver by the Commitment Party, the closing of the Equity Offering by the Commitment Party shall be conditional upon:

•      the Company cooperating in good faith with the Placement Agent (in the reasonable determination of the Commitment Party) in connection with the Equity Offering;

•      the gross proceeds of the Equity Offering (without giving effect to any investment by the Commitment Party pursuant to the Commitment), being at least $50 million;

•      receipt of any required regulatory approvals;

•      Company shareholder approval with respect to the amendments to the Company’s memorandum and articles of association, including, for the avoidance of doubt, an increase in the number of authorized shares to cover the Ordinary Shares issued and underlying all warrants (including the New Warrants) and Convertible Notes at the amended Conversion Price, if necessary;

•      entry into amendments to the Company’s memorandum and articles of association to provide for the corporate governance provisions contemplated in this Term Sheet;

•      termination of the SF Reserved Matters Letter Agreement;

•      entry into the Registration Rights Agreement (as defined below);

•      customary opinions of the Company’s counsel with respect to the Units to be issued to the Commitment Party; and

•      no material adverse effect having occurred, or an event or occurrence that would reasonably be likely to give rise to a material adverse effect, on the Company since its last audited financial statements.

Lock-Up:	From the Closing Date until [●] (the “Lock-Up Period”), neither the Commitment Party nor Stephen Fitzpatrick and his affiliates shall (subject to customary exclusions to be agreed) (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to the Ordinary Shares (a “Transfer”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Shares, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii) (any of the foregoing actions in clauses (i)-(iii), the “Transfer Restrictions”).

Registration Rights:

The Commitment Party and the holders of the Units shall be granted customary registration rights (including demand and piggyback registration rights to be agreed) with respect to the Ordinary Shares issued and issuable pursuant to the transactions set forth in this Term Sheet (including, for the avoidance of doubt, any additional Ordinary Shares issuable to the Commitment Party pursuant to the Indenture (subject to the “Lock-Up” and “Market Manipulation” provisions set forth in this Term Sheet).

Without limiting the foregoing, the Company will (i) promptly (and in any event no later than 30 days) following the Closing Date, file and cause to become effective a customary shelf registration statement covering (a) the Ordinary Shares issued and issuable to investors pursuant to the transactions set forth in this Term Sheet and (b) any additional Ordinary Shares issuable to the Commitment Party pursuant to the Indenture and (ii) have such registration statements deemed effective by the Securities and Exchange Commission within 60 days of the Closing Date. The Company will cause such registration statement to remain effective until the earlier of the date (a) all registrable securities are sold by the holders thereof and (b) such securities are freely tradable under Rule 144 without limitation as to volume or manner of sale.

Transaction Documentation:	The Commitment Party will enter into a subscription agreement with customary terms and conditions for a transaction of this type (the “Commitment Party Subscription Agreement”), including standard representations, warranties and covenants of the Company customary for a transaction of this type, as well as customary conditions to closing.

On the Closing Date, the Company and the investors (including the Commitment Party) will also enter into one or more registration rights agreements providing for registration rights set forth in this Term Sheet (the “Registration Rights Agreement”).

The Commitment Party Subscription Agreement, one or more subscription agreements entered into with investors in the Equity Offering, the Registration Rights Agreement, the Supplemental Indenture, the security documents to be entered into in connection with the proposed amendments to the Indenture and other documents required to effect the matters set forth in this Term Sheet shall be referred to as the “Transaction Documentation”.

The Company will agree to indemnify and hold harmless the Commitment Party (and its affiliates, members, managers, employees and other related parties) from and against any action, claim, suit, proceeding or investigation by any security holder of the Company (including any claim pursued as a derivative action), governmental or quasi-governmental authority, or any other person, relating to the Company’s authorization, execution, delivery or performance of the Transaction Documentation or the consummation of the transactions contemplated thereby.

The Transaction Documentation will provide customary releases and other exculpation provisions, in each case to the fullest extent permitted by law, relating to or arising in connection with the transactions contemplated in this Term Sheet in favor of the Commitment Party and its affiliates, members, managers, employees and other related parties.

The Transaction Documentation will incorporate review from the accounting, tax, diligence, trustee, local counsel and stock exchange perspectives, among other inputs for public company issuers.

No Market Manipulation:

From the date hereof to the end of the Lock-up Period, none of the Company, the Commitment Party or Stephen Fitzpatrick will (and will procure that none of their respective affiliates and related parties will), directly or indirectly, take any action designed to or which may constitute or which may reasonably be expected to cause or result, under the Exchange Act or otherwise, in the manipulation of the price of the Ordinary Shares. Such actions may include, but not be limited to, (i) purchasing, offering to purchase, contracting or agreeing to purchase, or granting any option to sell, directly or indirectly, or establish or increase a call equivalent position or liquidate or decrease a put equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to the Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to such Investor or its affiliates, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii).

For the avoidance of doubt, this provision shall not apply to (a) any primary issuance of Ordinary Shares by the Company and (b) any press release, announcement or regulatory filings by the Company (which is previously agreed to with the Commitment Party) or the Commitment Party.

Majority Shareholder Undertaking:	Stephen Fitzpatrick, in his capacity as shareholder of the Company, agrees to use his reasonable best efforts to (and cause his affiliates to) enter into one or more support agreements (as contemplated under “Launch Conditions”) to effectuate the transactions contemplated by this Term Sheet.

Expenses:

The Commitment Party Subscription Agreement will contain customary provisions for expenses, including reimbursement by the Company of reasonable and documented expenses of legal counsel to the Commitment Party (including one firm of Cayman counsel), in connection with the transactions contemplated by this Term Sheet.

The Placement Agent Agreement will contain customary provisions for expenses, including reimbursement by the Company of reasonable and documented expenses of legal counsel to the Placement Agent, in connection with the transactions contemplated by this Term Sheet, subject to a reasonable cap to be agreed.

Governing Law and Forum:	The Transaction Documentation (other than the Company’s governing documents) will be governed by the laws of the State of New York. The Company’s governing documents will be governed by Cayman law.

Confidentiality:	This Term Sheet (including its existence and any of its terms and contents), any information obtained during discussions or negotiations, and each party’s interest in this transaction are strictly confidential and, without the prior written consent of the other party, such information may not be disclosed to anyone, other than (i) as required by law or any regulatory agency and (ii) the parties’ representatives, affiliates, limited partners, lenders, investors and managed accounts, who need to know such information for the purposes of assessing this Term Sheet and/or facilitating a potential transaction, provided that such persons are informed of the confidential nature of all such information and who are subject to customary confidentiality obligations of professional practice or who are or have been advised to keep the same confidential.

IN WITNESS WHEREOF, the parties hereto have caused this term sheet to be duly executed as of the day and year first above written.

MUDRICK CAPITAL MANAGEMENT L.P.

On behalf of certain funds or accounts managed,

sponsored or advised by it

By:
Name: Jason Mudrick
Title: Chief Investment Officer

VERTICAL AEROSPACE LTD.

By:
Name:
Title:

STEPHEN FITZPATRICK

IMAGINATION AERO INVESTMENT LTD.

By:
Name:
Title: